

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402


02031734

DIVISION OF
CORPORATION FINANCE

March 22, 2002

Brian D. Zuckerman
Associate Counsel
The Pep Boys - Manny, Moe and Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Act 1934
Section
Rule 14A-8
Public Availability 3/22/2002

Re: The Pep Boys - Manny, Moe and Jack
Incoming letter dated February 19, 2002

Dear Mr. Zuckerman:



This is in response to your letter dated February 19, 2002 concerning the shareholder proposal submitted to The Pep Boys by John Chevedden. We also have received a letter from the proponent dated March 1, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue No. 205
Redondo Beach, CA 90278

PEP BOYS®

*Brian D. Zuckerman*
*Associate Counsel*



February 19, 2002



**Via UPS Overnight**
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Re: The Pep Boys - Manny, Moe and Jack (the "Company")

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed please find six copies of (i) the Rule 14a-8 Proposal of John Chevedden (the "Proposal") and (ii) this letter explaining why the Company believes that it may exclude the Proposal from its 2002 Proxy Statement.

Pursuant to Rule 14a-8(f), the Company may exclude the Proposal, received by the Company on February 5, 2002, because Mr. Chevedden failed to submit the Proposal by the Company's properly determined deadline, December 28, 2001. In accordance with Rule 14a-8(e), the deadline for inclusion of a Rule14a-8 proposal in the Company's 2002 Proxy Statement is 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's 2001 Proxy Statement was released to shareholders on April 27, 2001. One hundred and twenty calendar days prior to April 27th is December 28th. A copy of the Company's notice to the SEC of the filing with the SEC, and the mailing to the Company's shareholders, of the Company's 2001 Proxy Statement is also enclosed.

Please contact this undersigned with any questions regarding this matter.

Please acknowledge your receipt of this notice by date stamping the extra copy and returning it to my attention in the enclosed self-addressed, stamped envelope. Thank you.

Sincerely yours,



Brian D. Zuckerman

Enclosures.

cc: John Chevedden (w/encl., via UPS Overnight)
New York Stock Exchange (w/encl., via UPS Overnight)

*3111 West Allegheny Avenue • Philadelphia, PA 19132 • (215) 430-9169*
*Fax: (215) 430-4639/4640 • e-mail: brian_zuckerman@pepboys.com*

To: Mr. Mitchell Leibovitz, Pep Boys (PBY)
Fax: (215) 226-2323, Phone: (215) 430-9000, investorrelations@pepboys.com

This is to respectfully ask the company to include this rule 14a-8 proposal in the 2002 proxy without contesting this proposal before the Securities and Exchange Commission. The company has the option to publish this proposal and resolve any issue informally. Pep Boys stock will be held past the annual meeting.
February 4, 2002

---

**3 – SHAREHOLDER VOTE ON POISON PILLS**
**PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL**
**at 24 MAJOR COMPANIES in 2000**

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is voted on by shareholders, to be held as soon as may be practicable.

**Why require a shareholder vote to maintain a poison pill?**

- Poison pills adversely affect shareholder value.
  POWER AND ACCOUNTABILITY
  By Nell Minow and Robert Monks

- The Council of Institutional Investors www.cii.org – an association of institutional investors whose assets exceed $1 Trillion – recommends poison pills first be approved by shareholders.

- Institutional investors own 41% of Pep Boys stock.

- Institutional investors have a fiduciary duty to vote in the best interest of their investors.

**What incentive is there for good corporate governance which can include shareholder vote on poison pills?**

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

**To take the one step**

I believe that it is consistent with conventional wisdom, that when certain key items are not the best practice, that one change deserves attention. Specifically, at Pep Boys there are/were a certain allowed practices that institutional investors believe are not the best practices. For instance:

1) Our Directors renewed the poison pill in 1997 without a shareholder vote.
2) Only 62% of our directors are independent.
3) Our directors can be consultants for our company – an Enron-type practice that

potentially gives our directors two conflictingincome streams.

4) A former employee can serve on the board.
5) We do not have annual election of each director.

**Institutional Investor Support**

Many institutional investors support this well-established topic. This topic won a 57% average yes-no vote ratio from shareholders at 24 major companies in 2000. A number of these 24 companies have 40% to 60% institutional investor ownership.

**Institutional Investor Support Is High-Caliber Support**

Institutional investors have the advantage of a specialized staff and with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

**SHAREHOLDER VOTE ON POISON PILLS**
**PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL**
**at 24 MAJOR COMPANIES in 2000**
**YES ON 3**

---

The above format is intended for unedited publication with the company raising in advance any typographical question.

This format contains the emphasis intended.



*Brian D. Zuckerman*
*Associate Counsel*

April 27, 2001


SEC MAIL PROCESSING
RECEIVED
APR 30 2001
WASH, D.C.
354
SECTION

**Via Federal Express**
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Re: The Pep Boys - Manny, Moe and Jack (the "Company")

Ladies and Gentlemen:

Pursuant to Rule 14a-3(c) of the Exchange Act, enclosed please find eight copies of the Company's Annual Report to Shareholders for the fiscal year ended February 3, 2001.

The Company's definitive Proxy Statement on Schedule 14A was filed with the Commission today. The Annual Report and Proxy Statement are also first being mailed to shareholders today.

Please acknowledge your receipt of the foregoing by date stamping the enclosed copy of this letter and returning it to my attention in the enclosed self-addressed, stamped envelope. Thank you.

Sincerely yours,

Brian D. Zuckerman

Enclosures.

bdz\2000proxy\sec

*3111 West Allegheny Avenue • Philadelphia, PA 19132 • (215) 430-9169*
*Fax: (215) 430-4639/4640 • e-mail: brian_zuckerman@pepboys.com*

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 1, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549



**The Pep Boys (PBY)**
**Investor Response to Company No Action Request**
**Pill Topic, John Chevedden**

Ladies and Gentlemen:

This is respectfully submitted in response to The Pep Boys (PBY) no action request.

1) The company presented no issue with the text.
2) The company is now officially on the record as attempting to exclude an established proposal topic.
3) The company is respectfully requested resolve this issue informally.

The opportunity to submit additional material is requested.

Sincerely,



John Chevedden
Shareholder
cc:
Brian Zuckerman
FX: 215/430-4639
PH: 215/430-9169
Brian_zuckerman@pepboys.com

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Pep Boys - Manny, Moe and Jack
Incoming letter dated February 19, 2002

The proposal relates to poison pills.

There appears to be some basis for your view that The Pep Boys may exclude the proposal under 14a-8(e)(2) because The Pep Boys received it after the deadline for submitting proposals. We note in particular your representation that The Pep Boys did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if The Pep Boys omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Keir Devon Gumbs
Special Counsel